UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 4, 2015

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis nominating Elizabeth Doherty and Ton Buechner to the Board of Directors

•	" Nominees for election by shareholders at Annual General Meeting (AGM) in February 2016

Basel, November 4, 2015 – The Novartis Board of Directors announced today, that it is nominating Ms. Elizabeth Doherty and Mr. Ton Buechner for election to the Board at the Annual General Meeting (AGM) of Shareholders to be held on February 23, 2016.

Ms. Doherty is a finance professional with a career spanning more than 35 years in the fast moving consumer goods industry where she developed strategies and programs to improve business outcomes and drive shareholder value. Ms. Doherty is a British national and seasoned professional having served as a CFO and member of the Board of Directors on numerous corporations.

Mr. Buechner is the CEO and Chairman of the Executive Board of AkzoNobel, a Dutch multinational active in the fields of decorative paints, performance coatings and specialty chemicals. As a business leader and engineer by training, Mr. Buechner has successfully led global companies with portfolios targeting both business to business and direct to consumer activities.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “nominating,” “to be held,” or similar terms, or by express or implied discussions regarding the potential that Ms. Doherty and Mr. Buechner will be elected to the Board of Directors and of the potential impact of election on Novartis. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Ms. Doherty or Mr. Buechner will be elected to the Board of Directors, or that their election will have any particular impact on Novartis. In particular, management’s expectations could be affected by, among other things, the uncertainties inherent in research and development, including unexpected research or clinical trial results and additional analysis of existing data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain proprietary intellectual property protection; general economic and industry conditions; global trends toward health care cost containment, including ongoing pricing pressures; unexpected manufacturing issues, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 120,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

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# # #

Novartis Media Relations

Central media line: +41 61 324 2200
Eric Althoff	Dermot Doherty
Novartis Global Media Relations	Novartis Global Media Relations
+41 61 324 7999 (direct)	++41 696 8653 (direct)
+41 79 593 4202 (mobile)	+41 79 536 9755 (mobile)
eric.althoff@novartis.com	dermot.doherty@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Samir Shah	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Pulik	+1 212 830 2448
Thomas Hungerbuehler	+41 61 324 8425	Sloan Pavsner	+1 212 830 2417
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 4, 2015	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting